Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Introduces Dynamic ODS Business Solution

New Business Solution Continuously Feeds Operational Data Stores Without Affecting Performance of Production Systems

TORONTO & SANTA CLARA, Calif. – (June 1, 2005) – DataMirror® (NASDAQ: DMCX — News; TSX: DMC — News) today introduced a dynamic operational data store (ODS) solution for companies with existing data warehouses whose data volatility and volume are impacting system performance. The new solution extends DataMirror’s abilities to transform data warehouses into dynamic operational data stores and reinforces the company’s commitment to help organizations make business decisions with the best available information.

By combining DataMirror’s Dynamic ODS solution with production environments, companies will have the ability to add new data sources, eliminate performance issues and enable real-time information flows. DataMirror’s scalable high performance Change Data Capture (CDC) technology immediately detects changes to source data and flows them into an ODS in real time.

“Data integration is an increasingly important topic, whether it be for populating operational systems or moving data into databases used for business intelligence applications,” said Ted Friedman, Research Vice President, Gartner. “To deliver data integration architectures quickly and on-budget, organizations seek cost-effective data integration solutions that are easy to deploy in heterogeneous environments.”

DataMirror’s Dynamic ODS solution requires no changes to existing IT infrastructure, business applications or associated databases, and provides real-time data feeds from any operational system. The Dynamic ODS allows companies to leverage IT investments in ETL tools, applications and network architecture, and gain real time access to production data for business intelligence, BAM, or application testing and development.

“DataMirror has more than 2,000 customers who have gained a competitive advantage by using our data integration technology,” said Stewart Ritchie, Senior Vice President, Worldwide Sales, DataMirror. “With the Dynamic ODS sales campaign, we’re focusing our sales energy on an area where we know customers need help and where we see the greatest opportunity to create value.”

DataMirror’s Dynamic ODS solution allows companies to do more with their data without impacting mission-critical business applications. DataMirror’s low-overhead CDC technology helps companies achieve real-time data integration without affecting the performance of existing systems.

For more information about DataMirror Dynamic ODS data integration solutions, visit www.datamirror.com/dynamicods.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.